AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2001
                                                 REGISTRATION NO. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-3
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                             OBJECTSOFT CORPORATION

             (Exact Name of Registrant as Specified in its Charter)

                  DELAWARE                          22-3091075
        (State or Other Jurisdiction             (I.R.S. Employer
              of Incorporation                   Identification No.)
              or Organization)

                                             DAVID E. Y. SARNA, CHAIRMAN
                                               OBJECTSOFT CORPORATION
           CONTINENTAL PLAZA III                CONTINENTAL PLAZA III
           433 HACKENSACK AVENUE                433 HACKENSACK AVENUE
       HACKENSACK, NEW JERSEY 07601         HACKENSACK, NEW JERSEY 07601
              (201) 343-9100                       (201) 343-9100
        (Address, Including Zip Code,     (Name, Address, Including Zip Code,
             and Telephone Number            and Including Area Code, of  Agent
        Area Code, of Registrant's            Telephone Number, Including
        Principal Executive Offices)                  For Service)

                          ----------------------------
                                    Copy to:

                              MELVIN WEINBERG, ESQ.
                                PARKER CHAPIN LLP
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                                 (212) 704-6000

                          -----------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined by market conditions.

|_| If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

|X| If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

|_| If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                              ---------------------
|_| If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                              ---------------------

|_| If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box

                           CALCULATION OF REGISTRATION FEE

--------------------------- -------------- ----------------------- ------------------------ ------------------
Title of securities to be   Amount to be   Proposed maximum        Proposed maximum         Amount of
registered                  registered     offering price per      aggregate offering       registration fee
                                           share                   price
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     5,390,000      $0.25                   $1,347,500(1)            $336.88
$0.001 per share(3)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     1,347,500      $0.50                   $673,750(1)              $168.44
$0.001 per share(4)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     1,347,500      $0.60                   $808,500(1)              $202.13
$0.001 per share(5)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     1,347,500      $0.70                   $943,250(1)              $235.81
$0.001 per share(6)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     1,347,500      $0.75                   $1,010,625(1)            $252.66
$0.001 per share(7)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     25,000         $0.37                   $9,250(2)                $2.31
$0.001 per share(8)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     100,000        $1.50                   $150,000(1)              $37.50
$0.001 per share(9)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     100,000        $0.75                   $75,000(1)               $18.75
$0.001 per share(9)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     5,000          $0.56                   $2,800(1)                $0.70
$0.001 per share(10)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     125,000        $0.37                   $46,250(2)               $11.56
$0.001 per share(11)
--------------------------- -------------- ----------------------- ------------------------ ------------------
Common Stock, par value     385,710        $1.00                   $385,710(1)              $96.43
$0.001 per share(12)
--------------------------- -------------- ----------------------- ------------------------ ------------------

(1) Calculated pursuant to Rule 457(g) under the Securities Act of 1933 for the purpose of calculating the amount of the registration fee.
(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee; based on the average of the bid ($0.312) and asked price ($0.437) on the Nasdaq SmallCap Market (NASDAQ) on January 30, 2001.
(3) Represents shares of our common stock issuable upon conversion of series H preferred shares.
(4) Represents shares of our common stock issuable upon the exercise of class A warrants at $0.50 per share issuable upon conversion of series H preferred shares.
(5) Represents shares of our common stock issuable upon the exercise of class B warrants at $0.60 per share issuable upon conversion of series H preferred shares.
(6) Represents shares of our common stock issuable upon the exercise of class C warrants at $0.70 per share issuable upon conversion of series H preferred shares.
(7) Represents shares of our common stock issuable upon the exercise of class D warrants at $0.75 per share issuable upon conversion of series H preferred shares;
(8) Represents shares of our common stock issued to a consultant as consideration for consultation fees.
(9) Represents shares of our common stock issuable upon the exercise of warrants and options issued to a former executive officer as consideration for services rendered.
(10) Represents shares of our common stock issuable upon the exercise of warrants and options issued to a former employee as consideration for services rendered.
(11) Represents shares of our common stock issued to a former executive officer as consideration for services rendered.
(12) Represents shares of our common stock issuable upon the exercise of warrants issued in accordance with note financings.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           ---------------------------


                  PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION,
                             DATED JANUARY 31, 2001

                             OBJECTSOFT CORPORATION

                        11,520,710 SHARES OF COMMON STOCK

                           ---------------------------

o The stockholders of ObjectSoft Corporation listed on page 11 of this prospectus are offering for sale up to 11,520,710 shares of our common stock under this prospectus, described as follows:

     o 5,390,000 shares of our common stock issuable upon conversion of the series H preferred shares ;
     o 5,390,000 shares of our common stock issuable upon the exercise of warrants, which are issuable upon conversion of the series H preferred shares;
     o 25,000 shares of our common stock issued to a consultant as consideration for consultation fees;
     o 205,000 shares of our common stock issuable upon the exercise of warrants and options issued to a former executive officer and a former employee as consideration for services rendered;
     o 125,000 shares of our common stock issued to a former executive officer as consideration for services rendered; and
     o 385,710 shares of our common stock issuable upon the exercise of warrants issued in connection with note financings.

o The selling stockholders may offer their shares through public or private transactions, at prevailing market prices, or at privately negotiated prices.

       -------------------------------------------------------------------
       NASDAQ SmallCap symbols:
       common stock "OSFT"
       Redeemable Class A Warrants "OSFTW"
       -------------------------------------------------------------------


o On January 30, 2001 the closing sale price of our common stock on the Nasdaq SmallCap Market was $0.375 and the closing sale price of our redeemable class A warrants was $0.031.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                 THE DATE OF THIS PROSPECTUS IS JANUARY __, 2001

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

RISK FACTORS...........................................................3

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS.......................9

WHERE YOU CAN FIND MORE INFORMATION ABOUT US...........................9

USE OF PROCEEDS.......................................................10

DIVIDEND POLICY.......................................................10

SELLING STOCKHOLDERS..................................................10

DESCRIPTION OF PRIVATE PLACEMENT TRANSACTION..........................12

DESCRIPTION OF SECURITIES.............................................13

PLAN OF DISTRIBUTION..................................................18

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES........................19

LEGAL MATTERS.........................................................19

EXPERTS...............................................................19

                                  RISK FACTORS

         BEFORE YOU BUY SHARES OF OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS ASSOCIATED WITH SUCH PURCHASE, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS, AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE IN THE SECTION "WHERE YOU CAN FIND MORE INFORMATION ABOUT US" BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

         UNLESS OTHERWISE INDICATED, ALL SUBSEQUENT REFERENCES IN THIS PROSPECTUS TO OUR COMMON STOCK GIVES EFFECT TO THE ONE-FOR-SIX REVERSE STOCK SPLIT EFFECTED ON OCTOBER 13, 1999.

WE HAVE A HISTORY AND EXPECTATION OF FUTURE LOSSES AND AN ACCUMULATED DEFICIT AND IF WE DO NOT ACHIEVE PROFITABILITY WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS IN THE FUTURE

         Although we have generated revenues from operations, we have experienced substantial operating losses. We have incurred, and will continue to incur, significant costs developing our interactive public access terminals and Internet operations. We anticipate incurring additional losses until we can successfully market and distribute our products and develop new technologies and commercially viable future products. If we are unable to do so, we will continue to have losses and might not be able to continue our operations.

         We have incurred the following losses since 1996:

         Fiscal year ended:
o        December 31, 1996 ............... $1,241,000
o        December 31, 1997 ............... $2,520,000
o        December 31, 1998 ............... $2,515,000
o        December 31, 1999...............  $3,920,000

         As of September 30, 2000, we had accumulated losses of $15,273,000.

WE COULD BE REQUIRED TO CUT BACK OR STOP OPERATIONS IF WE ARE UNABLE TO RAISE OR OBTAIN NEEDED FUNDING

         Our current policy is generally to own and operate our public access terminals, which may require substantial capital investment. We intend to enter into one or more lease financing arrangements for these terminals.

         We may need to raise additional funds through public or private debt or sale of debt or equity in order to respond to unanticipated competitive pressures or take advantage of unanticipated opportunities, including acquisitions of complementary businesses or technologies and the development of new products, and to finance the purchase of kiosks. In addition, if we experience rapid growth, we may require additional funds to expand our operations or enlarge our organization.

         Our ability to continue operations will depend on our positive cash flow from future operations and on our ability to raise additional funds through equity or debt financing. We do not know if we will be able to raise additional funding or if additional funding will be available on favorable terms. Also, if we were to issue any additional equity securities or debt securities which are convertible into equity, such issuance could substantially dilute the interests of our security holders existing at the time of such issuance. We could be required to cut back or stop operations if we are unable to raise or obtain necessary funding.

WE DON'T KNOW IF OUR NEW PRODUCT "FASTAKE(R)" WILL BE PROFITABLE

         In October 1998 we first demonstrated a new product based on our SmartStreet(TM) technology called FastTake(R), which is designed for the video industry. Deliveries of this product (in many cases on a trial basis) began in March 1999.

         Revenue from FastTake(R) depend on placement of kiosks, usage and especially advertiser support. We cannot assure you that customers will continue to use the Fastake(R) kiosks as additional kiosks are added. Although we have entered in advertising arrangements, we cannot assure you that sponsorship by advertisers will continue at present levels or attain the level necessary to cover our costs and to be profitable.

WE HAVE 19,544,485 SHARES OF OUR COMMON STOCK RESERVED FOR FURTHER ISSUANCES WHICH CAN SUBSTANTIALLY DILUTE THE VALUE OF YOUR OBJECTSOFT COMMON STOCK

         The issuance of reserved shares would dilute the equity interest of existing stockholders and could have a significant adverse effect on the market price of our common stock. As of January 24 , 2001, we had 19,544,485 shares of common stock reserved for possible future issuances upon conversion of the series G and H preferred stock, options and warrants.

         We have also issued certain options and warrants, including publicly-traded class A warrants, which entitle their holders to acquire our common stock at prices which may represent discounts from its future market prices. Such discounts could result in substantial dilution to existing holders of our common stock.

         If the series G and H preferred stockholders convert their preferred stock or exercise their warrants and then sell our common stock, the common stock price may decrease due to the additional shares in the market.

         The significant downward pressure on the price of the common stock could encourage short sales and consequently place further downward pressure on the price of our common stock.

IF WE CANNOT MEET THE NASDAQ SMALLCAP MARKET MAINTENANCE REQUIREMENTS, NASDAQ MAY DELIST THE COMMON STOCK WHICH COULD NEGATIVELY AFFECT THE PRICE OF THE COMMON STOCK AND YOUR ABILITY TO SELL THE COMMON STOCK

         We may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00.

         Under Nasdaq's listing maintenance standards, if the closing bid price of our common stock is under $1.00 per share for thirty consecutive business days and does not thereafter regain compliance for a minimum of ten consecutive business days during the ninety calendar days following notification by Nasdaq, Nasdaq may delist our common stock from trading on The Nasdaq SmallCap Market(TM). The bid price of our common stock closed below $1.00 per share from October 5, 2000 to the date of this prospectus. The closing bid price of our common stock as of January 30, 2001 was $0.375. We are no longer in compliance with Nasdaq rules, and if we are unable to receive a waiver or regain compliance with Nasdaq Rules, our common stock will be delisted from the SmallCap market, and an investor in our company may find it more difficult to sell our common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.

IF NASDAQ DELISTS OUR COMMON STOCK BROKERS WOULD NEED TO COMPLY WITH THE PENNY STOCK REGULATIONS WHICH COULD MAKE IT MORE DIFFICULT TO SELL YOUR COMMON STOCK

         In the event that our securities are not listed on the Nasdaq SmallCap Market, trading of the common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

         Although the Securities and Exchange Commission adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share, our common stock, albeit currently less than $5.00 per share, does not constitute penny stock because our common stock is quoted on Nasdaq and our net tangible assets currently exceed $2.0 million. If in the future our common stock falls within the definition of penny stock, these regulations would require the delivery, prior to any transaction involving our common stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. Furthermore, the ability of broker/dealers to sell the common stock and the ability of purchasers in this offering to sell their securities in the secondary market would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. These or other regulations in the future could negatively affect the market for these securities.

SINCE WE DEPEND ON CERTAIN LICENSES AND INSTALLATION AND MAINTENANCE SERVICES, OUR PRODUCT MAY BE AFFECTED IF THE SERVICES ARE CANCELED

         FastTake(R) uses databases and film trailers licensed from third parties. If these licenses were canceled for any reason, it may be difficult or expensive to license similar data bases from other providers. We also rely on installation and maintenance services for our FastTake(R) public access terminals which we receive from International Business Machines (IBM). These contracts could be canceled on short notice. If such contracts were canceled by IBM, this could have a negative effect on our sales as well as on the quality of service which we could provide to our customers.

"BUGS" IN OUR HARDWARE AND SOFTWARE AND THAT OF THIRD PARTIES, "VIRUSES", AND OTHER DISRUPTIONS COULD BE COSTLY AND RETARD OUR COMPETITIVE EDGE

         The hardware and software that we use us in our public access terminals commonly experience errors, or "bugs," both during development and subsequent to commercial introduction. We don't know if all the potential problems will be identified, and that any bugs that are located can be corrected on a timely basis. Any such errors could delay the commercial introduction or use of existing or new products and require modifications in systems that have already been installed. Remedying such errors could be costly and time consuming. Furthermore, bugs involving the proprietary software of third parties could require the redesign of our proprietary software. Delays in debugging or modifying our products could affect our competitive edge with respect to existing and new technologies and products offered by our competitors.

         Despite the security measures, the core of the infrastructure of our network is vulnerable to computer virus attacks and other disruptive problems. In the past, we and our Internet access providers have experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, employees or others. Eliminating computer viruses may require interruptions, delays or cessation of service to our customers which could have a material negative effect on our financial condition and results of operations.

WE COULD BE LIABLE FOR THE UNAUTHORIZED USE OF OUR INFORMATION AND INJURIES TO KIOSK USERS AND COULD LOSE BUSINESS WHILE TRYING TO REMEDY THE PROBLEMS

         Unauthorized use could jeopardize the security of confidential information stored in our computer systems and in the computer systems of our customers, which may result in us being liable to our customers and also may deter potential users. Although we intend to continue to implement industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that measures we implement will not be circumvented in the future. Alleviating other security problems may require interruptions, delays or cessation of service to our customers which could have a material negative effect on our financial condition and results of operations. Although we believe it is unlikely, users of our kiosks may seek to hold us liable for injuries allegedly incurred in connection with using them.

IF OUR EXISTING TECHNICAL AND OPERATIONAL SYSTEMS FAIL, WE COULD EXPERIENCE INTERRUPTIONS OR DELAYS IN OUR SERVICE OR DATA LOSS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS

         Our systems and operations are vulnerable to damage or interruption from telecommunications failure, power loss, break-ins, vandalism, fire, flood, earthquakes and similar events. Despite the precautions we take, the occurrence of a natural disaster or other unanticipated problems at our network operations center or public access terminals could cause interruptions in the services we provide. In addition, there could be interruptions in the services we provide if our telecommunications providers fail to provide the data communications capacity we require as a result of a natural disaster, operational disruption or for any other reason. Any damage or failure that causes interruptions in our operations could have a material negative effect on our business, financial condition and results of operations. Our public access terminals are designed to operate with reduced functionality even without connection to telecommunication lines. However, a substantial failure could negatively affect our business.

         While we maintain insurance covering, among other things, losses resulting from business interruptions caused by system failures, damages to public access terminals or claims by users of the public access terminals, with an annual limit of $2,000,000, and a $5,000,000 umbrella policy, we cannot assure you that such insurance will provide sufficient coverage or that if there are multiple claims, such insurance will not be terminated or will be available for terms affordable to us.

THE MARKETS ARE CONTINUOUSLY AND RAPIDLY CHANGING, AND IF WE DON'T KEEP UP, IT WOULD ADVERSELY AFFECT OUR BUSINESS

         The markets we serve experience rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete.

As a result, more advanced products produced by our competitors could erode our position in our markets. It is difficult to estimate the life cycles of our products and services. Our future success will depend, in part, upon our ability to enhance existing products and services and to develop new products and services on a timely basis. Also, our products and services must keep pace with technological developments, and conform to evolving industry standards, particularly client/server and Internet communication and security protocols and publishing formats. We also must address increasingly sophisticated customer needs. We might experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and services. If this happens, it would materially and negatively affect our financial condition and results of operations.

WE HAVE MANY COMPETITORS WHICH HAVE SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL SALES AND MARKETING RESOURCES THAN WE DO AND THESE COMPETITORS MAY NEGATIVELY AFFECT OUR BUSINESS

         We experience significant competition from different sources for our different services. For example, our Internet public access terminal business competes with numerous companies, including IBM, North Communications, Golden Screens and ATCOM/INFO. Our FastTake(R) business competes with a number of companies, principally Muze, Inc., Entertainment Decisions, Inc. (Clair-V) and Advanced Communication Design Inc., which have been in the video field for far longer than us. Many of such competitors have resources far greater than ours.

         Although we believe that FastTake(R) is a competitive product, we cannot assure you that these or other companies with far greater resources than ours might enter the field and negatively affect our FastTake(R) business prospects in this market.

WE MAY HAVE DIFFICULTY COMPLYING WITH GOVERNMENT CONTRACT REQUIREMENTS AND GOVERNMENT REGULATION

         We initially marketed our SmartSign(TM) public access terminals to entities including municipalities, states and other government agencies, among others. Governmental agencies and authorities are subject to public contract requirements and regulations which vary from one jurisdiction to another. Some of the issues which these requirements and regulations relate to are listed below:

         o        bidding procedures;
         o        audits;
         o        guarantees;
         o        insurance coverage;
         o        non-discrimination in hiring practices;
         o        access to the disabled;
         o        record-keeping.

         In San Francisco, we were requested to make the SmartSign(TM) public access terminals accessible to blind persons. Other jurisdictions may impose similar requirements. We are currently attempting to develop a program to make our SmartSign(TM) public access terminals accessible to blind persons, with the aid and cooperation of various organizations for the blind, and until we succeed in making our terminals accessible to blind persons, we have been required to remove our terminals in San Francisco.

         Some public contract requirements may be onerous or even impossible for us to satisfy, such as requirements for large guarantees, and we may not be able to make sales in these jurisdictions. In addition, public contracts frequently require a formal competitive bidding process, which is generally a long process.

WE RELY ON OUR RELATIONSHIP WITH MICROSOFT IN MARKETING OUR PRODUCT AND TERMINATION OF THIS RELATIONSHIP COULD RESULT IN REDUCED REVENUES

         We have established a strategic relationship with Microsoft that we believe is important to our sales, marketing and support activities as well as to our product development efforts, relating to our SmartSign(TM) public access terminals. Microsoft supports us IN marketing our public assets and services and has agreed to exhibit our public access terminals in Microsoft displays at various trade shows. It has also issued public statements that included favorable references relating to our products. Additionally, Microsoft currently advertises on SmartSign(TM) public access terminals in New York City. If Microsoft terminates this relationship with us, we mAY lose many customers which could result in a loss of revenue.

WE DEPEND UPON MICROSOFT'S WINDOWS OPERATING SYSTEM AND ANY NEGATIVE EFFECT ON MICROSOFT'S OPERATING SYSTEM COULD AFFECT US

         We have invested in software built on certain of Microsoft's operating systems. Any factor negatively affecting the demand for, or use of, Microsoft's windows operating system could have an impact on the demand for our products or services which in turn would have a material negative effect on our business, results of operations and financial condition. Additionally, any changes to the windows operating system that require us to make changes to our products would negatively affect us if we were unable to develop or implement such changes in a timely fashion.

SINCE WE DEPEND UPON COMMON CARRIERS AND INTERNET ACCESS PROVIDERS, OUR PROFITABILITY MAY BE NEGATIVELY AFFECTED IF THEY FAIL TO PROVIDE THE REQUIRED SERVICE

         We depend on various regulated common carriers and unregulated Internet access providers, such as AT&T, Bell Atlantic, Global Crossing and PSI. Our service or profitability could be materially and negatively affected if such carriers or providers cannot timely respond to our requirements for service, fail to provide reliable service or increase their rates substantially.

PROBLEMS WITH THE INTERNET MAY ADVERSELY AFFECT OUR INTERNET-RELATED PRODUCT

         Sales of our Internet-related products and services will depend in large part upon the growth of the Internet industry. We depend on a robust Internet industry and infrastructure for providing commercial Internet access and carrying Internet traffic, and we depend on increased commercial use of the Internet.

THE TERMINATION OF OUR RELATIONSHIP WITH A CUSTOMER THAT ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUES COULD NEGATIVELY AFFECT OUR BUSINESS

         During 2000, one customer accounted for approximately 66% of our revenues, and a second customer accounted for approximately 23% of our revenues. During 1999, one customer accounted for approximately 75% of our revenues. During 1998, one customer accounted for approximately 86% of our revenues. The services provided to such customers were consulting and related services and, more recently, services related to the development of Intranet and public access terminal technology. Since we have derived only limited revenue from FastTake(R), which we began shipping in March 1999, if our relationship with a customer that accounts for a significant portion of revenues terminates, it could affect our business.

OUR FAILURE TO RETAIN SUBCONTRACTORS WOULD RESULT IN COSTS AND DELAYS AND WOULD ADVERSELY AFFECT OUR BUSINESS

         We are responsible for the design of our public access terminals. Subcontractors are responsible for the engineering and manufacturing of their hardware and graphical components. Only a limited number of public access terminals have been built, so it is difficult for us to predict if our current subcontractors will be able to engineer and produce such terminals on a satisfactory basis. While we believe that we could arrange to have public access terminals built by other subcontractors on comparable terms, we would experience costs and delays if we needed to do so. Our future success will depend in part on our ability to retain subcontractors and maintain good relationships with them, because we need to assure the timelines and quality of the manufacture of our public access terminals.

OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BY FLUCTUATING QUARTERLY OPERATING RESULTS

         Our quarterly operating results have in the past and may in the future vary significantly. These variations depend upon factors such as the placement of kiosks, customer use of the kiosks, entering into advertising contracts, revenue produced from advertising, which depends in part on customer usage, and the timing of significant orders, which in the past have been, and may be in the future, delayed from time to time due to delays in the contracting process. Other factors which contribute to our varying operating results include:

         o        the pricing and mix of services and products which we sell;
         o        terminations of our service;
         o        new products which we or our competitors introduce;
         o market acceptance of new and enhanced versions of our products and services;
         o changes in pricing or marketing policies by our competitors and our responses thereto;
         o        our ability to obtain sufficient vendors;
         o our ability to obtain supplies of sole or limited source components;

         o our ability to make changes in our network infrastructure costs, as a result of demand variation or otherwise;

         o and the lengthening of our sales cycle due to expansion and the timing of the expansion of our network infrastructure.

Variations in the timing and amounts of revenues and costs could have a materially negative effect on our quarterly operating results.

SINCE OUR SUCCESS DEPENDS UPON THE EFFORTS OF KEY MEMBERS OF OUR MANAGEMENT AND OUR EMPLOYEES, OUR FAILURE TO RETAIN MANAGEMENT MEMBERS OR EMPLOYEES WILL NEGATIVELY AFFECT OUR BUSINESS

         Our business is greatly dependent on the efforts of our sole executive officer and key employees, and on our ability to attract key personnel. In particular, our future success is dependent upon the personal efforts of one of our founders, David E. Y. Sarna, our Chairman, Chief Executive Officer, President, Treasurer, Secretary and Director. One of our founders, George J. Febish, voluntarily resigned from his position as our President, Co-Chief Executive Officer, Treasurer and Director on November 15, 2000, and David E.Y. Sarna replaced Mr. Febish with respect to the positions of President and Treasurer.

         Also, success will depend in large part upon our ability to attract, develop, motivate and retain highly skilled technical employees. Competition for qualified personnel is intense and we may not be able to hire or retain qualified personnel. The loss of some or all of our project managers and other senior personnel could have a materially adverse impact on us. Other than Mr. Sarna, no other senior personnel have entered into employment agreements obligating them to remain employed by us for any specific term.

         We have in place a key person life insurance policy, of which we are the beneficiary, on the life of Mr. Sarna in the amount of $1,000,000. However, the loss of the services of our sole executive officer or other key employees could delay our ability to fully implement our operating strategy, which could have a negative effect on our business, operating results and financial condition.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGY, WE COULD LOSE OUR COMPETITIVE ADVANTAGE

         Our success and ability to compete is dependent on our proprietary technology. We regard our technology as proprietary, and we rely primarily on U.S. patent, trademark, copyright, trade secret laws, third-party non-disclosure agreements and other methods to protect our proprietary rights.

         We presently have several patents or patent applications pending. There can be no assurance that such patent applications will be approved or even if such applications are allowed that others will not develop technologies that are similar or superior to our technology. The steps taken by us to protect our other proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trade marks, and similar proprietary rights. Additionally, effective trademark, patent, copyright and trade secret protection may not be available in every country in which our products and media will be distributed or made available through the Internet.

         Litigation may be necessary in the future to enforce our proprietary rights, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material negative effect on our business, operating results or financial condition.

         Certain technology used in our products or services is licensed or leased from third parties, generally on a nonexclusive basis. While the licenses involved are primarily "shrink wrap licenses" - that is, licenses available to anyone who purchases publicly available software programs - in the event any of these licenses or leases is terminated or in the event the underlying programs are discontinued, our operations may be materially negatively affected. Replacement of certain technologies which we license or lease could be costly and could result in product delays which would materially and negatively affect our operating results.

WE FACE POTENTIAL RISK OF LIABILITY DUE TO FUTURE REGULATION OF THE INTERNET ACCESS INDUSTRY

         We are currently not subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally and businesses doing business with governmental agencies (see "Risk Factors - We may have difficulties complying with government contract requirements and government regulation").

         Changes in the regulatory environment relating to the Internet access industry could have a negative effect on our business. Due to the increase in Internet use and publicity, it is possible that laws and regulations may be adopted with respect to the Internet, including with respect to privacy, pricing and characteristics of products or services. We cannot predict the impact, if any, that future laws and regulations or legal or regulatory changes may have on our business.

         The law relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their systems is currently unsettled. Parties have instituted several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers. In addition, there is proposed legislation which would impose liability for or prohibit the transmission on the Internet of certain types of information and content. We may be exposed to such potential liability in the event we were to make services such as the one offered through our public access terminals available over the Internet. Although we carry insurance, it may not be adequate to compensate us in the event we become liable for information carried on or disseminated through our systems.

WE DO NOT EXPECT TO PAY DIVIDENDS AND INVESTORS SHOULD NOT BUY OUR COMMON STOCK EXPECTING TO RECEIVE DIVIDENDS

         Other than distributions made prior to 1993, when we were a closely-held "S corporation," we have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock with the expectation of receiving cash dividends.

ANTI-TAKEOVER MEASURES IN OUR CERTIFICATE OF INCORPORATION COULD ADVERSELY AFFECT THE VOTING POWER OF THE HOLDERS OF THE COMMON STOCK.

         Our certificate of incorporation authorizes anti-takeover measures like the authority to issue "blank check" preferred stock and the staggered terms of the members of our board of directors. Those measures could have the effect of delaying, deterring or preventing a change in control without any action by the stockholders. In addition, issuance of preferred stock, without stockholder approval, on those terms as the board of directors may determine, could adversely affect the voting power of the holders of the common stock, including the loss of voting control to others. See "Description of Securities."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus and in the documents we have incorporated by reference may contain forward-looking statements. Such statements can be generally identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "intend," "estimate," "continue," "believe," or other similar words. These statements discuss future expectations, or state other "forward-looking" information. When considering such statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in the previous section and other factors noted in this prospectus could cause our actual results to differ materially from those contained in any forward-looking statements.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's Website at "http://www.sec.gov."

         We have filed with the SEC a registration statement on Form S-3 to register the shares being offered. This prospectus is part of that registration statement and, although we believe that the information contained in this prospectus is materially complete, as permitted by the SEC's rules, this prospectus does not contain all the information included in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1.       Annual Report on Form 10-KSB for the year ended December 31,
                  1999;
         2. Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000;
         3. Proxy Statements for the Special Meeting of Stockholders which occurred on October 12, 1999 and for the Annual Meeting of Shareholders which occurred on June 6, 2000;
         4. Current Reports on Form 8-K dated December 30, 1999 (as filed on January 4, 2000) and December 29, 2000 (as filed on January 10, 2001); and
         5. The description of our Class A common stock contained in the Registration Statement on Form 8-A filed on October 16, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning us at Continental Plaza III, 433 Hackensack Avenue Hackensack, New Jersey 07601 (201) 343-9100. Attention: Dina Pecoraro.

                                 USE OF PROCEEDS

         The selling stockholders are selling all of the shares covered by this prospectus for their own account. Accordingly, we will not receive any of the proceeds from the resale of the shares. We have agreed to bear the expenses relating to the registration of the shares, other than brokerage commissions and expenses, if any, which will be paid by the selling stockholders.

                                 DIVIDEND POLICY

         Other than distributions made prior to 1993, when we were a closely-held "S corporation," we have not declared or paid cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business. As such, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                              SELLING STOCKHOLDERS

         This prospectus covers the resale by the selling stockholders of:

         o 5,390,000 shares of our common stock, issuable upon the conversion of the outstanding series H preferred shares issued to the selling stockholders during a private placement conducted in December 2000;

         o 5,390,000 shares of our common stock issuable upon the exercise of warrants issuable upon conversion of the outstanding series H preferred shares;

         o 25,000 shares of our common stock issued to a consultant as consideration for consultation fees;

         o 205,000 shares of our common stock issuable upon the exercise of warrants and options issued to a former executive officer and former employee as consideration for services rendered;

         o 125,000 shares of our common stock issued to a former executive officer as consideration for services rendered; and

         o 385,710 shares of our common stock issuable upon the exercise of warrants issued in connection with note financings.

         The following table lists certain information regarding the selling stockholders' ownership of shares of our common stock as of January 26, 2001, and as adjusted to reflect the sale of the shares. Information concerning the selling stockholders, their pledgees, donees and other non-sale transferees who may become selling stockholders, may change from time to time. When the selling stockholders advise us of changes, we will report those changes in a prospectus supplement as the SEC requires.

         The information in the table concerning the selling stockholders which may offer shares hereunder from time to time is based on information provided to us by such stockholders.

                                                    Shares of
                                                  common stock
                                                   owned prior to        Shares of
                                                    offering (1)        common stock         Shares of common stock
        Name of selling stockholder                 offering (1)        to be sold (1)       owned after  offering (1)
        ---------------------------                 ------------        --------------     ------------------------------
                                                                                           Number               Percent
                                                                                           ------               -------
Aspen International, Ltd.(2)                      9,002,375 (11)        8,752,375 (12)      250,000              3.36%

Maria Andrews                                        25,000 (13)            5,000 (14)       20,000               *

Domino International, Ltd. (3)                      266,667 (15)          266,667 (15)           0                0

George J. Febish                                    507,915 (16)          325,000 (17)      182,915              2.47

Gilston Corporation, Ltd. (4)                       266,667 (15)          266,667 (15)           0                0

Intercoastal Holdings, L.L.C. (5)                 1,517,101 (18)          980,000 (19)      537,101              6.94

The Investor Relations Group, Inc. (6)               25,000 (20)           25,000 (20)           0                0

Magellan International, Ltd. (7)                    266,667 (15)          266,667 (15)           0                0

Manchester Asset Management, Ltd. (8)               266,667 (15)          266,667 (15)           0                0

Moonlight Holdings, Ltd. (9)                        410,540 (21)          100,000 (22)      310,540              4.31

Warwick Corporation Ltd. (10)                       266,667 (14)          266,667 (14)           0                0
                                                 ---------------       ---------------    ---------          ---------
     Total                                       12,821,266            11,520,710         1,300,556             17.08%

-------------------------
*Less than 1%

(1) Assumes that all warrants held by selling stockholders are exercised at the date of this prospectus, and that all of the shares of common stock offered in this prospectus are sold and no other shares of common stock are sold during the offering period.
(2) Deirdre M. McCoy is a director of Aspen International, Inc. and has investment control of Aspen.
(3) Sandra P. Campbell is a director of Domino International, Ltd. and has investment control of Domino.
(4) Anthony L.M. Inder Rieden is a director of Gilston Corporation, Ltd. and has investment control of Gilston.
(5) Intercoastal Holdings, L.L.C. is a wholly owned subsidiary of Intercoastal Financial Services Corp., a registered broker dealer and member of the National Association of Dealers, Inc. Marilyn O'Leary is the president of Intercoastal Holdings and has investment control of Intercoastal Holdings.
(6) Dian Griesel is the president of The Investor Relations Group, Inc. and has investment control over The Investor Relations Group.
(7) Samuel K. Thurston is a vice-president of Magellan International, Ltd. and has investment control of Magellan.
(8) Dawn E. Davies is a director of Manchester Asset Management, Ltd. and has investment control of Manchester.
(9) C.B. Williams is a director of Moonlight Holdings, Ltd. and has investment control of Moonlight.
(10) Anna Marie Lowe is a director of Warwick Corporation Ltd. and has investment control of Warwick.
(11) Includes 4,233,332 shares of common stock issuable upon conversion of the series H preferred stock,

         4,233,332 shares of common stock issuable upon exercise of warrants issuable upon conversion of the series H preferred stock, and 535,710 shares of common stock issuable upon exercise of warrants issued in connection with note financings.
(12) Includes 4,233,332 shares of common stock issued upon conversion of the series H preferred stock, 4,233,332 shares of common stock issuable upon exercise of warrants issuable upon conversion of the series H preferred stock, and 285,710 shares of common stock issuable upon exercise of warrants issued in connection with note financings.
(13) Includes 25,000 shares of common stock issuable upon the exercise of warrants and options.
(14) Includes 5,000 shares of common stock issuable upon the exercise of warrants.
(15) Includes 133,333.5 shares of common stock issuable upon conversion of the series H preferred stock, and 133,333.5 shares of common stock issuable upon exercise of warrants issuable upon conversion of the series H preferred stock.
(16) Includes 125,000 shares of common stock issued, 100,000 shares of common stock issuable upon the exercise of warrants, and 100,000 shares of common stock issuable upon the exercise of stock options.
(17) Includes 100,000 shares of common stock issuable upon the exercise of warrants, and 100,000 issuable upon the exercise of stock options.
(18) Includes 96,122 shares of common stock issued upon conversion of the series G preferred stock, 322,581 shares of common stock issuable upon conversion of the series G preferred stock, assuming the series G preferred stock were converted into shares of common stock on January 26, 2001 at a conversion price of $0.093, 55,898 shares of common stock issued during a June 2000 private placement, 490,000 shares of common stock issuable upon conversion of the series H preferred stock, 490,000 shares of common stock issuable upon exercise of warrants issuable upon conversion of the series H preferred stock, and 62,500 shares of common stock issuable upon exercise of warrants.
(19) Includes 490,000 shares of common stock issuable upon conversion of the series H preferred stock , and 490,000 shares of common stock issuable upon exercise of warrants issuable upon conversion of the series H preferred stock.
(20) Includes 25,000 shares of common stock issued as consideration for consulting services.
(21) Includes 100,000 shares of common stock issuable upon exercise of a warrant issued in connection with a note financing, and 310,540 shares of common stock issued during a June 2000 private placement.
(22) Includes 100,000 shares of common stock issuable upon exercise of a warrant issued in connection with a note financing.

         Intercoastal acted as a finder in connection with our private placement of series G and H shares, and Warwick acted as a finder in connection with our private placement of series F shares. Moonlight acquired 310,540 shares of our common stock in a private placement of our common shares in June 2000, and provided a note financing in October 2000. Aspen provided note financings during October to December 2000. Except as noted, the selling stockholders have not had any material relationship with us within the past three years.

                  DESCRIPTION OF PRIVATE PLACEMENT TRANSACTION

THE SERIES H PRIVATE PLACEMENT TRANSACTION

         The holders of the series H preferred stock, the selling stockholders, acquired their shares in a private placement transaction entered into on December 29, 2000. The series H preferred stock have the material rights and obligations discussed below. We have previously filed the agreements relating to these rights and obligations with the SEC. We urge you to read them in their entirety.

CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT
----------------------------------------------

         Under the terms of the convertible preferred stock purchase agreement, dated as of the December 29, 2000, among us and several investors, we agreed to sell up to 122.5 shares of our series H preferred stock, for an aggregate purchase price of $1,225,000, consisting of:

         o        the contribution of $1,025,000 of loans previously made to us;
                  and

         o        $200,000 in additional cash.

         The preferred stock is convertible, at a conversion price of $0.25 per share, into units consisting of

         o        one share of our common stock and

         o four warrants, in the forms of warrants A, B, C and D, each to purchase one-quarter of a share of our common stock.

         The shares of preferred stock may not be converted until the earlier of:

         o        March 29, 2001; and

         o the effective date of the registration statement of which this prospectus is a part.

         The warrants issuable upon conversion of the preferred stock have a term of five years, and the exercise price of each of warrants A, B, C and D is equal to $0.50, $0.60, $0.70 and $0.75 respectively. The warrants are callable if :

         o the per share market value of our common stock has been equal to or greater than $1.00, $1.50, $2.00 and $2.50, respectively, with respect to the warrants, A, B, C and D respectively, for twenty consecutive trading days immediately preceding the date of delivery of a call notice; or

         o a registration statement has been declared effective and has been effective for a period of sixty calendar days; and

         o a registration statement has been effective for a period of forty consecutive trading days.

         We may not call any of the warrants A, B , C or D which are at the time exercisable into an aggregate of more than 500,000 shares of common stock in any thirty consecutive business days.

         Pursuant to our certificate of designation of the series H preferred stock, the number of shares of common stock issuable to each holder of preferred shares on upon conversion may not exceed the number of shares which, when aggregated with all other shares of common stock then owned of record by such holder on such conversion date (excluding common stock underlying the outstanding preferred shares not to be converted on such date), would result in such holder owning, in aggregate, more than 9.99% of all of the our outstanding common stock.

         After December 8, 2000, if we issue any common stock, convertible securities, or rights to purchase any of our securities at a purchase price of less than $.25 per share, then the conversion price of the series H preferred stock will be reduced to the lowest per share price paid, or deemed paid, for our common stock, unless a majority of the holders of the series H preferred stock waive their rights to this reduction.

REGISTRATION RIGHTS AGREEMENT
-----------------------------

         In connection with our sale of series H preferred stock, we agreed to file an initial registration statement covering the resale of 10,780,000 shares of our common stock issuable upon conversion of the series H preferred stock and upon exercise of the warrants.

FINDER'S FEES
-------------

         On December 29, 1999, at the closing of the sale of the series H preferred stock we issued 12.25 shares of series H preferred stock to Intercoastal Holdings, L.L.C., a wholly owned subsidiary of Intercoastal Financial Services, a registered broker dealer and member of the National Association of Dealers. Inc., as placement agent fees.

                            DESCRIPTION OF SECURITIES

GENERAL

         We are authorized to issue up to 50,000,000 shares of common stock, par value $.0001 per share, and up to 5,000,000 shares of preferred stock, par value $.0001 per share. We effected a one-for-six reverse stock split of our outstanding common stock effective as of October 13, 1999. Unless otherwise indicated, all subsequent references to our shares of common stock give effect to the stock split. As of January 17, 2001 we had 7,199,717 shares of our common stock issued and outstanding.

COMMON STOCK

         Voting

         The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

         Dividends

         Subject to the senior rights of our preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available for that purpose.

         Rights on liquidation

         In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and payment to the holders of our preferred stock.

         Pre-emptive or redemption rights

         Holders of common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of common stock are fully-paid and nonassessable.

PREFERRED STOCK

         Our preferred stock may be issued from time to time by our board of directors without the approval of our stockholders. Our board is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rights, the redemption provisions, conversion provisions, liquidation preferences and other rights and preferences not in conflict with our certificate of incorporation or with Delaware law. Our board of directors, without stockholder approval, could issue preferred stock that would negatively affect the voting and other rights of the holders of our common stock.

         As of the date of this prospectus, our board has designated series A-H preferred stock. Only the series G and H preferred stock has not been fully converted.

SERIES G PREFERRED STOCK

         Our Board of Directors has authorized the issuance of a series of preferred stock, designated as series G preferred stock, and consisting of 30,000 shares. Each share of series G preferred stock has a stated value of $100. A certificate of designation filed with the secretary of state of Delaware governs the terms and conditions of the series G preferred stock. The following is a brief description of key terms of the series G preferred stock.

         Dividends.

         o The holders of the shares of our series G preferred stock are entitled to receive, when and as declared by our board, dividends at the yearly rate of six percent of the purchase price, payable, at the discretion of our board, in common stock or cash.

         o Dividends will accrue on each share of the series G preferred stock from the date of initial issuance and be cumulative, whether or not we have profits, surplus or other funds legally available for the payment of dividends.

         o All accrued dividends shall be immediately due and payable on the date of conversion of such shares of series G preferred stock into our common stock.

         Preferences on liquidation.

         o In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of our series G preferred stock then outstanding shall be entitled to be paid, out of our assets available for distribution to our stockholders, an amount per share of series G preferred stock as would have been payable had each such share been converted into common stock immediately prior to such event of liquidation, dissolution or winding up plus all accrued dividends and liquidated damages, if any.

         o If upon our liquidation, dissolution, or winding up, our assets available for distribution to our stockholders shall be insufficient to pay the holders of the series G preferred stock the full liquidation preference, the holders of the series G preferred stock shall all share in any distribution of assets, each getting a relative share of the distribution based on their relative holdings of the series G preferred stock.

         Conversion rights.

         o The holders of the shares of our series G preferred stock may convert each share of preferred stock into shares of our common stock at a conversion rate determined by dividing $100, by the lesser of:

                  o        2.6875; or

                  o the average of the two lowest closing bid prices of our common stock for the lookback period (i.e. the 20 trading days preceding the date on which the holder of the series G preferred stock has sent us a notice of conversion, increased by two trading days on the last trading day of each month, beginning at the end of April 2000, up to a maximum of 30 trading days).

         o The shares of preferred stock may not be converted until the earlier of (i) the ninetieth day after the first closing of the issuance of the preferred stock and (ii) the effective date of the registration statement of which this prospectus is a part, and thereafter only one-third of a holder's acquired shares of preferred stock may be converted, on a cumulative basis, during each 30 day period.

                  o The certificate of designation of the series G preferred stock provides that on each conversion date of the series G preferred stock, the number of shares of common stock to be issued to each holder, when added to other shares owned by the holder, will not exceed 4.99% of the shares of our common stock outstanding on that conversion date (more than 9.99% with respect to each holder which owned more than 4.99% of the company's outstanding common stock on December 29, 1999).

         o No fractional shares of our common stock shall be issued upon conversion of the series G preferred stock. In lieu of any fractional shares to which the holder would otherwise be entitled, we shall pay cash.

         Forced conversion.

         o On December 29, 2001, all outstanding shares of the series G preferred stock shall be automatically converted into shares of common stock.

         o We may force a conversion of the series G preferred stock if we sell our common stock in a pubic offering.

         Redemption.

         o We may redeem any or all of the outstanding shares of our series G preferred stock on any date set for such redemption by our board.

         o The redemption price for each share of series G preferred stock, to be paid in cash on the date of redemption, is set forth in the certificate of designation for the series G preferred stock.

         o We will give written notice to the holder of series G preferred stock at least 5 days prior to the date specified for redemption. If we fail to pay the redemption price on the date of redemption, the redemption notice shall be null and void and we will lose our rights to serve a notice of redemption in the future.

         No voting rights.

         Unless required by law, the holders of the series G preferred stock will not be entitled to vote upon any matter relating to our business or affairs or for any other purpose.

         So long as any shares of series G preferred stock are outstanding, we will not

         o alter or change any of the powers preferences, privileges, or rights of the series G preferred stock; or

         o amend the provisions of the certificate of designation changing the seniority, liquidation, conversion or other rights of the series G preferred stock,

without first obtaining the approval of the holders of at least a majority of the outstanding shares of series G preferred stock.

SERIES H PREFERRED STOCK

         Our board of directors has authorized the issuance of a series of preferred stock, designated as series H preferred stock, and consisting of 300 shares. Each share of series H preferred stock has a stated value of $10,000. A certificate of designation, as amended, filed with the secretary of state of Delaware governs the terms and conditions of the series H preferred stock. As of December 29, 2000 we issued 134.75 shares of series H preferred stock. The following is a brief description of key terms of the series H preferred stock.

         Dividends.

         o Subject to the rights of the holders of the series G preferred stock, the holders of the series H preferred stock are entitled to receive, when and as declared by our board, dividends at the yearly rate of twelve percent of the purchase price, payable, at the discretion of the holders of the series H stock, in common stock or cash.

         o Dividends will accrue on each share of the series H preferred stock from the date of initial issuance and be cumulative, whether or not we have profits, surplus or other funds legally available for the payment of dividends.

         o We are required to pay any accrued dividends to each holder of series H preferred stock, at the sole discretion of each holder of such shares on either:

                  o the date the holder converts the Series H preferred shares; or

                  o        each year on December 29.

         Preferences on liquidation.

         o In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of our series H preferred stock then outstanding shall be entitled to be paid, out of our assets available for distribution to our stockholders, an amount per share of series H preferred stock equal to $10,000, plus all accrued but unpaid dividends.

         o If upon our liquidation, dissolution, or winding up, our assets available for distribution to our stockholders shall be insufficient to pay the holders of the series H preferred stock the full liquidation preference, our assets, if any, shall be distributed, subject to the rights of the holders of the series G preferred stock, to the holders of the series H preferred stock, pro rata in proportion to their respective holdings of the series H preferred stock.

         Conversion rights.

         o The holders of the shares of our series H preferred stock may convert each share of preferred stock, at a conversion price of $.25 per share, into units consisting of:

                  o        one share of our common stock; and

                  o four warrants, in the forms of warrants A, B, C and D, each to purchase one-quarter of a share of our common stock.

         o The shares of preferred stock shall, when paid for or issued in accordance with the convertible preferred stock purchase agreement, be entitled to all applicable rights and preferences set forth in the agreement. The shares of preferred stock may not be converted until the earlier of:

                  o        March 29, 2001; and

                  o the effective date of the registration statement of which this prospectus is a part.

                  o The certificate of designation of the series H preferred stock provides that on each conversion date of the series H preferred stock, the number of shares of common stock to be issued to each holder, when added to other shares owned by the holder, will not exceed 9.99% of the shares of our common stock outstanding on that conversion date.

         Forced conversion.

         o On December 29, 2003, all outstanding shares of the series H preferred stock shall be automatically converted into units.

         No voting rights.

         Unless required by law, the holders of the series H preferred stock will not be entitled to vote upon any matter relating to our business or affairs or for any other purpose.

         So long as any shares of series H preferred stock are outstanding, we will not :

         o alter or change any of the powers preferences, privileges, or rights of, or the qualifications, limitations or restrictions of the series H preferred stock,

         o amend any provisions of our certificate of incorporation or by-laws which would adversely affect the series H preferred stock, or

         o authorize or issue any securities, other than securities that are junior to the series H preferred stock,

without first obtaining the approval of the holders of at least a majority of the outstanding shares of series H preferred stock.

TRANSFER AGENT AND WARRANT AGENT

         American Stock Transfer & Trust Company, New York, New York is the transfer agent for our common stock and warrant agent for our class A warrants.

DELAWARE TAKEOVER STATUTE AND CERTAIN CHARTER PROVISIONS

         We are subject to section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

         Our certificate of incorporation states that vacancies on the board of directors may be filled only with the approval of a majority of the board then in office.

         Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting of the stockholders. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities, since special meetings of stockholders may be called only by the board or upon written request by the holders of at least 50% of the voting power of all the shares entitled to vote or the chairman or the president.

         These provisions, which may be amended only by a 75% vote of the stockholders, could make it more difficult for a third party to change the board. Also, these provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire an interest in the company which is less than a majority of the stock of the company and may make more difficult or discourage a takeover of the company.

                              PLAN OF DISTRIBUTION

         The selling stockholders and their pledgees, donees, transferees and other subsequent owners, may offer their shares of our common stock at various times in one or more of the following transactions:

         o on any U.S. securities exchange on which our common stock may be listed at the time of such sale;
         o        in the over-the-counter market;
         o        in privately negotiated transactions;
         o        in connection with short sales;
         o        in a combination of any of the above transactions.

         The selling stockholders may offer their shares of common stock at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         The selling stockholders may also sell the shares under Rule 144 instead of under this prospectus, if Rule 144 is available for those sales.

         The transactions in the shares covered by this prospectus may be effected by one or more of the following methods:

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         o purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;
         o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or
         o negotiated transactions between the selling stockholders and purchasers without a broker or dealer.

         The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

         As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling stockholders with respect to the offer or sale of the shares under this prospectus.

         We have advised the selling stockholders that during the time each is engaged in distributing shares covered by this prospectus, each must comply with the requirements of the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. Under those rules and regulations, they:

         o may not engage in any stabilization activity in connection with our securities;
         o must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus which are required by each broker; and
         o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

         In the registration rights agreement we executed in connection with one of the selling stockholders we agreed to indemnify and hold harmless the selling stockholder against liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by that selling stockholder. We have agreed to bear the expenses incident to the registration of the shares, other than selling discounts and commissions.

         We agreed in the registration rights agreement to use our best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

         o the date that all of the registrable securities have been sold pursuant to the registration statement; or
         o the date the selling stockholder may sell all the shares under the provisions of Rule 144 without limitations.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Section 145 of the Delaware General Corporation Law allows companies to indemnify their directors and officers against expenses, judgments, fines and amounts paid in settlement under the conditions and limitations described in the law. Our certificate of incorporation authorizes us to indemnify our officers, directors and other agent to the fullest extent permitted under Delaware law.

         Our certificate of incorporation provides that a director is not personally liable for monetary damages to us or our stockholders for breach of his or her fiduciary duties as a director. A director will be held liable for a breach of his or her duty of loyalty to us or our stockholders, his or her intentional misconduct or willful violation of law, actions or in actions not in good faith, an unlawful stock purchase or payment of a dividend under Delaware law, or transactions from which the director derives an improper personal benefit. This limitation of liability does not affect the availability of equitable remedies against the director including injunctive relief or rescission.

         We have purchased a directors and officers liability and reimbursement policy that covers liabilities of our directors and officers arising out of claims based upon acts or omissions in their capacities as directors and officers.

         We maintain a directors and officers liability policy with National Union Fire Insurance that contains a combined limit of liability of $5,000,000 per policy year.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         Parker Chapin LLP, New York, New York reviewed and confirmed for us the validity of the securities being registered in this prospectus. Melvin Weinberg, Esq., a member of Parker Chapin LLP, may be deemed the beneficial owner of 50,000 shares of our common stock as a result of his being a trustee of each of the two family trusts formed by our chief executive officer and George J. Febish, a former executive.

                                     EXPERTS

         Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB as of December 31, 1999 and for each of the years in the two-year period ended December 31, 1999 have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report dated February 23, 2000 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report given on the authority of Richard A Eisner & Company, LLP, as experts in accounting and auditing.

---------------------------------------------------------                      --------------------------------------------------
         WE HAVE NOT AUTHORIZED ANY DEALER,
SALESPERSON OR ANY OTHER PERSON TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN
THIS PROSPECTUS. YOU MUST NOT RELY ON ANY
UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT
OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION
WHERE IT IS UNLAWFUL.                                                            11,520,710 SHARES OF COMMON STOCK



                   TABLE OF CONTENTS

                                                  PAGE
                                                  ----

RISK FACTORS........................................3

INFORMATION REGARDING FORWARD-
LOOKING STATEMENTS..................................9

WHERE YOU CAN FIND MORE
INFORMATION ABOUT US................................9

USE OF PROCEEDS....................................10

DIVIDEND POLICY....................................10
                                                                                                 PROSPECTUS
SELLING STOCKHOLDERS...............................10

DESCRIPTION OF PRIVATE PLACEMENT
TRANSACTION........................................12

DESCRIPTION OF SECURITIES..........................13

PLAN OF DISTRIBUTION...............................18                                        _____________, 2001

INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES....................................19

LEGAL MATTERS......................................19

EXPERTS............................................19


---------------------------------------------------------                      --------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses payable in connection with the issuance and distribution of the securities being registered under this Registration Statement which will be paid by the company. The selling stockholders will not incur any of the expenses set forth below. All amounts shown are estimates.

         Filing fee for registration statement.............$   1,363.17
         Legal fees and expenses...........................$  15,000.00
         Miscellaneous expenses............................$     500.00
                                                           =============
                Total......................................$  16,863.17

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as our company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

         The Ninth Article of the company's Certificate of Incorporation, as amended provides that the company shall indemnify all persons whom the company shall have the power to indemnify under Section 145 to the fullest extent permitted by such Section 145. In addition, Article Eighth of the company's Certificate of Incorporation provides, in general, that no director of the company shall be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which provides that, under certain circumstances, directors may be jointly and severally liable for willful or negligent violations of the DGCL's provisions regarding the payment of dividends or stock repurchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 8.1 of the Purchase Agreement (Exhibit 4.1) provides for indemnification by the investors of the directors, officers and controlling person of the company for certain liabilities, including certain liabilities under the Securities Act of 1933, under certain circumstances.

         The company maintains primary and excess directors and officers liability policies in an aggregate amount of $5,000,000 per policy year.


ITEM 16.  EXHIBITS.

Number                     Description of Exhibit
------                     ----------------------

4.1 (1)           Convertible Preferred Stock Purchase Agreement between ObjectSoft Corporation and each of the investors referred to therein, dated as of December 29, 2000

4.2 (1)           Certificate of Designation of Series H Preferred Stock, as amended

4.3 (1)           Registration Rights Agreement between ObjectSoft Corporation and each of each of the investors referred to therein, dated as of December 29, 2000

4.4 (1)           Form of Warrant between ObjectSoft Corporation and each of the Series H investors

4.5 (2)           Warrant between ObjectSoft Corporation and George J. Febish, dated as of December 5, 2000

4.6 (2)           Warrant between ObjectSoft Corporation and Maria Andrews, dated as of December 6, 2000

4.7 (3)           Performance Stock Option Agreement between ObjectSoft Corporation and George J. Febish, dated as of December 9, 1999

4.8 (4)           Form of Warrant between ObjectSoft Corporation and Aspen International, Ltd.

4.9 (2)           Warrant between ObjectSoft Corporation and Moonlight Holdings, Ltd., dated as of October 13, 2000

5.1 (2)           Opinion of Parker Chapin LLP

23.1 (2)          Consent of Richard A. Eisner & Company, LLP

23.2 (2)          Consent of Parker Chapin LLP  (included in the opinion filed as Exhibit 5.1)

24.1 (2)          Power of Attorney (included in the signature page hereto)

-------------------

(1) Filed with current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2001, and incorporated herein by reference.
(2)      Filed herewith.
(3) Filed with annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2000, and incorporated herein by reference.
(4) Filed with registration statement on Form S-3 filed with the Securities and Exchange Commission on October 6, 2000, Registration No. 333-47458, and incorporated herein by reference.


ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

         The undersigned small business issuer hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey on January 31, 2001.

                               OBJECTSOFT CORPORATION

                               By: /s/ David E.Y. Sarna
                                       -----------------------------------
                                       David E.Y. Sarna
                                       Chairman of the Board, Chief
                                       Executive Officer, President and Director

                                POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E.Y. Sarna with power of substitution, as his attorney-in-fact, in all capacities, to sign any amendments to this registration statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

         Signature                                   Title                                Date

           /s/ David E.Y. Sarna         Chairman of the Board, Chief                     January 31, 2001
--------------------------------        Executive Officer, President,
          David E.Y. Sarna              Treasurer, Assistant Secretary and
                                        Director
                                        (Principal Executive Officer,
                                        Principal Financial Officer and
                                        Principal Accounting Officer)

           /s/ Michael A. Burak         Director                                         January 31, 2001
--------------------------------
               Michael A. Burak



        /s/ Stanley A. Hirschman        Director                                         January 31, 2001
--------------------------------
            Stanley A. Hirschman



             /s/ Daniel E. Ryan         Director                                         January 31, 2001
---------------------------------
                 Daniel E. Ryan

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  -------------




                                   EXHIBITS TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                  -------------







OBJECTSOFT CORPORATION
(EXACT NAME OF ISSUER AS SPECIFIED
IN ITS CHARTER)

                                  EXHIBIT INDEX
                                  -------------

Number                     Description of Exhibit
------                     ----------------------

4.1 (1)           Convertible Preferred Stock Purchase Agreement between ObjectSoft Corporation and each of the investors referred to therein, dated as of December 29, 2000

4.2 (1)           Certificate of Designation of Series H Preferred Stock, as amended

4.3 (1)           Registration Rights Agreement between ObjectSoft Corporation and each of each of the investors referred to therein, dated as of December 29, 2000

4.4 (1)           Form of Warrant between ObjectSoft Corporation and each of the Series H investors

4.5 (2)           Warrant between ObjectSoft Corporation and George J. Febish, dated as of December 5, 2000

4.6 (2)           Warrant between ObjectSoft Corporation and Maria Andrews, dated as of December 6, 2000

4.7 (3)           Performance Stock Option Agreement between ObjectSoft Corporation and George J. Febish, dated as of December 9, 1999

4.8 (4)           Form of Warrant between ObjectSoft Corporation and Aspen International, Ltd.

4.9 (2)           Warrant between ObjectSoft Corporation and Moonlight Holdings, Ltd., dated as of October 13, 2000

5.1 (2)           Opinion of Parker Chapin LLP

23.1 (2)          Consent of Richard A. Eisner & Company, LLP

23.2 (2)          Consent of Parker Chapin LLP  (included in the opinion filed as Exhibit 5.1)

24.1 (2)          Power of Attorney (included in the signature page hereto)

-------------------

(1) Filed with current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2001, and incorporated herein by reference.
(2)      Filed herewith.
(3) Filed with annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2000, and incorporated herein by reference.
(4) Filed with registration statement on Form S-3 filed with the Securities and Exchange Commission on October 6, 2000, Registration No. 333-47458, and incorporated herein by reference.